Exhibit 99.1

GENFIT Enters Research Collaboration with EVerZom to Advance Exosome-based Regenerative Technology in ACLF

•	EVerZom’s investigational drug candidate EViv, developed to treat ACLF, using its proprietary exosome platform, represents a novel approach to regenerative therapies
•	Pending successful in vivo proof-of-concept results, GENFIT has an exclusive option to take a license to drive EViv into clinical development
•	Under this research collaboration, EVerZom will contribute exosome expertise with associated bioproduction platform, while GENFIT will spearhead preclinical evaluation of EViv

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), November 10, 2025 - GENFIT (Nasdaq and Euronext: GNFT), a biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced a research collaboration with EVerZom to expand its Acute-On-Chronic Lier Failure (ACLF) research via exosome-based regenerative technology.

GENFIT and EVerZom plan to run exploratory studies to assess efficacy for EViv in ACLF, with a clear decision point within 18 months on whether to advance into clinical development.

Pascal Prigent, CEO of GENFIT, commented: “Through this collaboration, GENFIT has exclusive rights to explore a novel mechanism of action supporting organ repair, complementing our existing programs G1090N, SRT-015 and CLM-022. Our shared objective is to rapidly generate proof-of-concept data to determine whether EViv confirms its potential for clinical development.”

Drug candidate EViv leverages a proprietary exosome platform to bring an innovative regenerative therapy approach to ACLF. In the case of, and following, positive in vivo proof-of-concept results, GENFIT has an exclusive option to take an exclusive license in the field of liver disease to advance EViv into clinical development. The collaboration combines EVerZom’s exosome expertise with GENFIT’s leadership in ACLF, aiming to accelerate therapeutic progress.

Jeanne Volatron, CEO and Co-founder of EVerZom, added: “As a pioneer in the exosome field, our goal is to push the boundaries of gene and cell therapies and open new avenues for regenerative medicine. ACLF is a highly relevant indication for positioning our candidate EViv and this collaboration

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

with GENFIT marks the first partnership for EViv in this indication. With GENFIT’s proven track record in advancing therapies in emerging areas and expertise in ACLF, we see it as the ideal partner to accelerate preclinical development and move toward the clinical stage.”

Exosomes are tiny biological vesicles (30 to 150 nanometers) naturally secreted by cells. They play a key role in intercellular communication, transporting proteins, messenger RNAs, and other functional biomolecules between cells. EVerZom leverages exosomes derived from mesenchymal stem cells, known for their regenerative and immunomodulatory properties. Compared to the cells themselves, exosomes offer numerous advantages: increased stability, reduced variability, enhanced patient safety, and simplified logistics (direct hospital storage and immediate availability).

ABOUT GENFIT

GENFIT is a biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades.

Today, GENFIT focuses on Acute on-chronic Liver Failure (ACLF) and associated conditions such as acute decompensation (AD) and hepatic encephalopathy (HE). It develops therapeutic assets which have complementary mechanisms of action, selected to address key pathophysiological pathways. GENFIT also targets other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorders (UCD) and organic acidemia (OA). Its R&D portfolio, covering several stages of development, ensures a constant news flow.

GENFIT's expertise in developing high-potential molecules – from early to advanced pre-commercialization stages – culminated in 2024 with the accelerated approval of Iqirvo® (elafibranor) by the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA) and the Medicines and Healthcare products Regulatory Agency (MHRA) in the United Kingdom for the treatment of Primary Biliary Cholangitis (PBC). Iqirvo® is now marketed in several countries.1

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1 Elafibranor is marketed and commercialized, notably in the U.S and Europe, by Ipsen under the trademark Iqirvo®

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® for the detection of Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis).

GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market2 and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

ABOUT EVERZOM

EVerZom is a French biotechnology company pioneering next-generation regenerative therapies based on mesenchymal stem-cell-derived exosomes. Its proprietary bioproduction platform enables high-yield, GMP-compliant exosome manufacturing and innovative formulation approaches that combine exosomes with biomaterials to enhance therapeutic efficacy and durability.

For more information, visit: https://everzom.com/

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements the ability to rapidly generate proof-of-concept data to assess EViv’s potential within the next 18 months and the intention to take a license to move towards the clinical stage The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and

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2 On October 30, 2025 GENFIT announced its intention to voluntarily delist its American Depositary Shares from The Nasdaq Global Select Market (https://ir.genfit.com/news-releases/news-release-details/genfit-announces-intention-voluntarily-delist-american)

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

development, including in relation to non-clinical and pre-clinical programs, reproducibility of preclinical results, the translation of animal model data to human biology, in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, patient recruitment, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2024 Universal Registration Document filed on April 29, 2025 (no. 25-0331) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 29, 2025 and subsequent filings and reports filed with the AMF or SEC, including the Half-Year Business and Financial Report at June 30, 2025 or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACTS

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

GENFIT | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

EVERZOM | Media

Florence Portejoie – Press relations | Tel: + 33 6 07 76 82 83 | fportejoie@fp2com.fr

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4